Tembec Industries Inc.
Management’s Discussion and Analysis
for the quarter ended December 29, 2007

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec Industries Inc.’s financial performance during its first fiscal quarter ended December 29, 2007. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 29, 2007 and the audited consolidated financia l statements and annual MD&A for the fiscal year ended September 29, 2007. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains “forward-looking statements” within the meaning of securities laws.  Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect”, “will” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in this report is as at February 12, 2008, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW

	Quarterly Results ($ millions)

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Sales	649	713	711	675	545	-	-	-
Freight and sales deductions	75	80	83	78	63	-	-	-
Lumber export duties / taxes	3	5	5	5	3	-	-	-
Cost of sales	526	568	583	536	469	-	-	-
SG&A	31	34	35	32	26	-	-	-
EBITDA	14	26	5	24	(16)	-	-	-
Depreciation & amortization	44	42	40	43	40	-	-	-
Unusual items	(217)	(4)	(3)	(3)	(21)	-	-	-
Operating earnings (loss)	187	(12)	(32)	(16)	(35)	-	-	-
Interest, foreign exchange & other	(14)	36	53	43	31	-	-	-
Exchange loss (gain) on
long-term debt	61	(13)	(111)	(85)	(16)	-	-	-
Pre-tax gain (loss)	140	(35)	26	26	(50)	-	-	-
Income tax (recovery)	(3)	-	3	3	3	-	-	-
Net earnings (loss) from
continuing operations	143	(35)	23	23	(53)	-	-	-
Earnings (loss) from discontinued
operations	(6)	(10)	(183)	-	(3)	-	-	-
Net earnings (loss)	137	(45)	(160)	23	(56)	-	-	-

DISCONTINUED OPERATIONS

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million in the June 2007 quarter. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has re tained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results for prior periods. In those circumstances, a footnote indicates that they include the results of the coated paper operations.

On September 30, 2007, the Aditya Birla Group purchased additional equity of AV Cell Inc. As the Company did not purchase additional equity, the percentage ownership of the Aditya Birla Group increased from 50% to 75% and the Company’s ownership declined from 50% to 25%. As a result, a gain of approximately $4 million was recorded in the quarter ending December 29, 2007, to reflect the Company’s reduced participation in the joint venture. The Company also ceased applying the proportionate consolidation method to its investment in AV Cell Inc. and began applying the equity method.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost. Additional details are provided in the notes to the interim financial statements.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company’s financial statements.

Prior to the June 2007 quarter, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a “Corporate and Other” category to the segment information tables included in its financial statements. Prior period segment information in the financial statements and the MD&A has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses is useful to financial statement users and allows more accurate segment performance comparison with other forest products companies.

DECEMBER 2007 QUARTER VS SEPTEMBER 2007 QUARTER

SALES
						Volume
$ millions		September	December	Total	Price	& Mix
		2007	2007	Variance	Variance	Variance
Forest Products		203	152	(51)	(9)	(42)
Pulp		369	311	(58)	(3)	(55)
Paper		116	99	(17)	(4)	(13)
Chemicals		41	34	(7)	(1)	(6)
Corporate		1	1	-	-	-
		730	597	(133)	(17)	(116)
Less: Intersegment sales		(55)	(52)	3
Sales		675	545	(130)

Sales decreased by $130 million as compared to the prior quarter. The decrease was driven by lower prices and volumes. Pricing in all segments was negatively impacted by currency, as the Canadian $ averaged US $1.018 , a 6% increase from US $0.957 in the prior quarter. Forest Products segment sales decreased by $51 million primarily as a result of lower shipments. Lower shipments in the Pulp and the Paper segments reduced sales by $55 million and $13 million respectively.

EBITDA
						Cost
$ millions		September	December	Total	Price	& Volume
		2007	2007	Variance	Variance	Variance
Forest Products		(13)	(22)	(9)	(9)	-
Pulp		51	21	(30)	(3)	(27)
Paper		(10)	(12)	(2)	(4)	2
Chemicals		3	2	(1)	(1)	-
Corporate		(7)	(5)	2	-	2
		24	(16)	(40)	(17)	(23)

EBITDA decreased by $40 million as compared to the prior quarter. The decrease in EBITDA was driven by lower prices and higher costs. The Forest Products segment EBITDA declined by $9 million due to selling prices. The Pulp segment EBITDA declined by $30 million due to higher manufacturing costs associated with extensive production downtime. The Paper segment EBITDA declined by $2 million as a result of lower selling prices.

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	September	December	Total	EBITDA	& Amortization	Item
	2007	2007	Variance	Variance	Variance	Variance
Forest Products	(25)	(17)	8	(9)	3	14
Pulp	32	7	(25)	(30)	1	4
Paper	(18)	(21)	(3)	(2)	(1)	-
Chemicals	2	1	(1)	(1)	-	-
Corporate	(7)	(5)	2	2	-	-
	(16)	(35)	(19)	(40)	3	18

DECEMBER 2007 QUARTER VS SEPTEMBER 2007 QUARTER

The Company generated an operating loss of $35 million compared to an operating loss of $16 million in the prior period. The $19 million decline in operating results was caused by the previously noted decline in EBITDA. Non-recurring charges provided a partial offset. During the December 2007 quarter, the Forest Products segment recorded a gain of $16 million on the sale of approximately 345 hectares of land located in British Columbia.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non -operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September	December
	2007	2007
Interest on long-term debt	28	26
Interest on short-term debt	1	2
Foreign exchange items	12	2
Other items	2	1
	43	31

Interest on long-term debt was relatively unchanged. Approximately 89% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. The significant expense items included in foreign exchange items relates to the conversion of US $ trade receivables . In the prior quarter, the Canadian $ closing rate versus the US $ was more than 7% higher at the end of the quarter versus the closing rate at the end of June 2007. The current quarter closing rate was only 1% higher, which led to a reduced expense amount.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the December 2007 quarter, the Company recorded a gain of $17 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $1.005 to US $1.020. The Company recorded a loss of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ increased from C $1.419 to C $1.443. In the prior quarter, the Canadian $ had increased from US $0.939 to US $1.005 and the Company recorded a gain of $85 million on its US $ denominated debt. The translation of Euro denominated debt had generated a gain of $1 million as the relative value of the Euro versus the Canadian $ decreased from C $ 1.442 to C $ 1.419.

INCOME TAXES

During the December 2007 quarter, the Company recorded an income tax expense of $3 million on a pre-tax loss from continuing operations of $50 million. The income tax expense reflected a $19 million unfavourable variance versus an anticipated income tax recovery of $1 6 million based on the Company’s effective tax rate of 31.9%. The non-recognition of period losses increased the income tax expense by $21 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be realized. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $2 million.

During the September 2007 quarter, the Company recorded an income tax expense of $3 million on pre-tax earnings from continuing operations of $26 million. The income tax expense reflected a $6 million favourable variance versus an anticipated income tax expense of $9 million based on the Company’s effective tax rate of 33.3%. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $11 million. The rate differential between jurisdictions decreased the income tax expense by a further $3 million. The non-recognition of period losses increased the income tax expense by $11 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be realized.

DECEMBER 2007 QUARTER VS SEPTEMBER 2007 QUARTER

LOSS FROM DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended December 2007, the idled facility generated a loss of $3 million. In the prior quarter, revenues equalled expenses and the operation effectively broke even.

NET EARNINGS (LOSS)

The Company generated a net loss of $56 million compared to net earnings of $23 million in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

			December
	September		2007
		2007	Quarter
	$	millions	$ millions

Net earnings (loss) as reported
- in accordance with GAAP		23	(56)

Specific items (after-tax):
Gain on translation of foreign debt		(71)	(13)
Unusual items:
Sale of land		(1)	(14)
Gain on sale of Davidon sawmills		(1)	-
Gain on reduced equity participation in AV Cell		-	(4)
Reversal of previously accrued closure costs		-	(1)
Discontinued operations - St. Francisville		-	3
Net loss excluding specific items
- not in accordance with GAAP		(50)	(85)

DECEMBER 2007 QUARTER VS DECEMBER 2006 QUARTER

SALES
						Volume
$ millions		December	December	Total	Price	& Mix
		2006	2007	Variance	Variance	Variance
Forest Products		203	152	(51)	(11)	(40)
Pulp		327	311	(16)	(6)	(10)
Paper		132	99	(33)	(22)	(11)
Chemicals		43	34	(9)	(3)	(6)
Corporate		-	1	1	-	1
		705	597	(108)	(42)	(66)
Less: Intersegment sales		(56)	(52)	4
Sales		649	545	(104)

Sales decreased by $104 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes in all segments and lower prices in the Forest Products and the Paper segments. Pricing in all segments was negatively impacted by currency as the Canadian $ averaged US $1.018, a 16% increase from US $0.877 a year ago. The Forest Products segment sales declined by $51 million as a result of lower prices and shipments. The Pulp segment sales declined by $16 million as a result of lower prices and shipments. Paper segment sales declined by $33 million on a combination of lower prices and shipments.

EBITDA
						Cost
$ millions		December	December	Total	Price	& Volume
		2006	2007	Variance	Variance	Variance
Forest Products		(13)	(22)	(9)	(11)	2
Pulp		22	21	(1)	(6)	5
Paper		9	(12)	(21)	(22)	1
Chemicals		2	2	-	(3)	3
Corporate		(6)	(5)	1	-	1
		14	(16)	(30)	(42)	12

EBITDA declined by $30 million over the prior year quarter. The Forest Products segment EBITDA declined by $9 million because of lower prices. The Pulp segment EBITDA was relatively unchanged with lower costs offset by lower selling prices. The Paper segment EBITDA declined by $21 million due to lower selling prices .

OPERATING EARNINGS (LOSS)
					Depreciation	Unusual
$ millions	December	December	Total	EBITDA	& Amortization	Item
	2006	2007	Variance	Variance	Variance	Variance
Forest Products	219	(17)	(236)	(9)	2	(229)
Pulp	(27)	7	34	(1)	2	33
Paper	-	(21)	(21)	(21)	-	-
Chemicals	1	1	-	-	-	-
Corporate	(6)	(5)	1	1	-	-
	187	(35)	(222)	(30)	4	(196)

DECEMBER 2007 QUARTER VS DECEMBER 2006 QUARTER

The Company generated an operating loss of $35 million compared to operating earnings of $187 million in the same quarter a year ago. The decline in operating performance relates primarily to unusual items. In the prior year quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponded to approximately 82% of the total amount deposited.

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non -operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions
	December	December
	2006	2007
Interest on long-term debt	30	26
Interest on short-term debt	3	2
Interest on lumber duties	(30)	-
Foreign exchange items	(16)	2
Other items	(1)	1
	(14)	31

Interest on long-term debt decreased by $4 million. Approximately 89% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. In the prior year quarter, the Company received $30 million as interest on the lumber duties deposited since May 2002. The subsequent sale of the US $ received at more favourable exchange rates was also a significant contribution to the $16 million in foreign exchange gains.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the December 2007 quarter, the Company recorded a gain of $17 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $1.005 to US $1.020. The Company recorded a loss of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ increased from C $1.419 to C $1.443. In the comparable period a year ago, the Canadian $ had decreased from US $0.895 to US $0.858, and the Company had recorded a loss of $61 million.

INCOME TAXES

During the December 2007 quarter, the Company recorded an income tax expense of $3 million on a pre-tax loss from continuing operations of $50 million. The income tax expense reflected a $19 million unfavourable variance versus anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 31.9%. The non-recognition of period losses increased the income tax expense by $21 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be realized. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $2 million.

During the December 2006 quarter, the Company recorded an income tax recovery of $3 million on pre-tax earnings from continuing operations of $140 million. The income tax recovery reflected a $50 million favourable variance versus an anticipated income tax expense of $4 7 million based on the Company’s effective tax rate of 33.3%. The tax recovery was positively impacted by two favourable items totalling $58 million. The recognition of unrecognized prior period losses increased the tax recovery by $55 million. The rate differential between jurisdictions increased the tax recovery by a further $3 million. The non-tax deductible portion of the loss on translation of US $ denominated debt reduced the tax recovery by $8 million.

DECEMBER 2007 QUARTER VS DECEMBER 2006 QUARTER

LOSS FROM DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended December 2007, the idled facility generated a loss of $3 million. In the prior year quarter, the facility had generated a loss of $6 million.

NET EARNINGS (LOSS)

The Company generated a net loss of $56 million compared to net earnings of $137 million in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	December	December
	2006 Quarter	2007 Quarter
	$ millions	$ millions
Net earnings (loss) as reported
- in accordance with GAAP	137	(56)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	50	(13)
Unusual items:
Sale of land	(6)	(14)
Smooth Rocks Falls pulp mill	20	-
Recovery of lumber duties	(185)	-
Gain on reduced equity participation in AV Cell	-	(4)
Reversal of previously accrued closure costs	-	(1)
Discontinued operations - St. Francisville	6	3
Net earnings (loss) excluding specific items
- not in accordance with GAAP	22	(85)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

			$ millions (except as otherwise noted)

	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07
Sales	745	787	781	649	713	711	675	545
EBITDA	21	19	27	14	26	5	24	(16)
Operating earnings (loss)
from continuing operations	(197)	(20)	(30)	187	(12)	(32)	(16)	(35)
Net earnings (loss)
from continuing operations	(178)	(3)	(51)	143	(35)	23	23	(53)
Net earnings (loss)	(159)	(4)	(52)	137	(45)	(160)	23	(56)

FOREST PRODUCTS

	Quarterly Results

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Financial ($ millions)
Sales (1)	203	212	212	203	152	-	-	-
EBITDA	(13)	(20)	(19)	(13)	(22)	-	-	-
Depreciation & amortization	14	14	12	15	12	-	-	-
Unusual items	(246)	(4)	-	(3)	(17)	-	-	-
Operating earnings (loss)	219	(30)	(31)	(25)	(17)	-	-	-
Shipments
SPF lumber (mmbf)	305	319	341	309	246	-	-	-

Reference Prices
Framing lumber composite price
(US$ per mbf)	280	285	285	279	252	-	-	-
Western SPF KD std & better
(US$ per mbf)	240	247	252	254	225	-	-	-
KD #2 & better delivered G.L.
(US$ per mbf)	325	328	334	343	308	-	-	-
KD stud delivered G.L.
(US$ per mbf)	301	315	337	336	294	-	-	-
(1) Includes intersegment sales eliminated on consolidation

December 2007 Quarter vs. September 2007 Quarter

The Forest Products segment generated negative EBITDA of $22 million on sales of $152 million. This compares to negative EBITDA of $13 million on sales of $203 million in the prior quarter. The sales decrease of $51 million was caused primarily by lower shipments of SPF lumber. US $ reference prices for random lumber decreased by approximately US $32 per mbf while stud lumber decreased by US $42 per mbf. Currency negatively impacted sales as the Canadian $ averaged US $ 1.018, a 6% increase from US $ 0.957 in the prior quarter. The currency impact was partially offset by higher average net sales values. Given the relatively soft lumber market conditions, the Company has made a decision to reduce the quantity of lower grade lumber produced in its sawmills. The net price effect was a decrease in EBITDA of $10 million or $40 per mbf. Operating costs were relatively unchanged. During the quarter, the Company incurred $3 million of lumber e xport taxes, down from $5 million in the prior quarter. The reduction was driven by lower volumes and prices . Lumber export taxes are payable based on the 2006 agreement between Canada and the United States. Applicable export tax rates vary based upon selling prices. During the December quarter, the Company incurred a tax of 5% on Eastern shipments and 15% on Western shipments, unchanged from the prior quarter.

The Forest Products segment generated an operating loss of $17 million, as compared to an operating loss of $25 million in the prior quarter. In the September 2007 quarter, the Company recorded a gain of $1 million relating to the sale of land in British Columbia and a gain of $2 million relating to the disposal of the previously idled Davidson, Quebec, hardwood and pine sawmills. In the December 2007 quarter, the Company ecorded a gain of $16 million on the sale of approximately 345 hectares of land located in British Columbia. A further gain of $1 million was generated by the reversal of previously accrued mill closure costs. These gains more than offset the aforementioned decrease in EBITDA.

FOREST PRODUCTS

December 2007 Quarter vs. December 2006 Quarter

The Forest Products segment generated negative EBITDA of $22 million on sales of $152 million. This compares to negative EBITDA of $13 million on sales of $204 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber accounted for the majority of the $52 million decline in sales. US $ reference prices for random lumber were down by approximately US $16 per mbf, while the reference price for stud lumber declined by US $7 per mbf. The decline in selling prices was exacerbated by a stronger Canadian $, which averaged 16% higher versus the US $. The currency impact was mitigated by higher average net sales values. Given the relatively soft lumber market conditions, the Company has decided to reduce the quantity of lower grade lumber produced in its sawmill. As a result, the average selling price of SPF lumber declined by $37 per mbf from the year ago quarter, decreasing EBITDA by $9 million. Operating costs were relatively unchanged. During the quarter, the Company incurred $3 million of lumber export taxes, unchanged from the prior year quarter. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States.

The Forest Products segment generated an operating loss of $17 million, as compared to operating earnings of $219 million in the prior year quarter. In the December 2006 quarter, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had been accumulated since May 2002. The amount received by the Company corresponded to approximately 82% of the total amount deposited. The Company also completed the sale of a number of land parcels which generated a gain of $8 million. In the December 2007 quarter, the Company recorded a gain of $16 million on the sale of approximately 345 hectares of land located in British Columbia. A further gain of $1 million was generated by the reversal of previously accrued mill closure costs. In addition to the reduction in favourable unusual items, the aforementioned decline in EBITDA also contributed to the higher operating loss.

PULP

	Quarterly Results

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Financial ($ millions)
Sales (1)	327	382	380	369	311	-	-	-
EBITDA	22	43	33	51	21	-	-	-
Depreciation & amortization	20	18	17	19	18	-	-	-
Unusual items	29	-	-	-	(4)	-	-	-
Operating earnings (loss)	(27)	25	16	32	7	-	-	-
Shipments
Paper pulp (000’s tonnes)	335	377	409	403	339	-	-	-
Specialty pulp (000’s tonnes)	86	96	92	91	70	-	-	-
Internal (000’s tonnes)	26	23	21	20	20	-	-	-
Total	447	496	522	514	429	-	-	-
Reference Prices
NBSK - delivered US
(US$ per tonne)	770	790	810	837	857	-	-	-
NBSK - delivered N. Europe
(US$ per tonne)	730	757	783	810	850	-	-	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	627	630	642	670	720	-	-	-
(1) Includes intersegment sales eliminated on consolidation

December 2007 Quarter vs. September 2007 Quarter

The Pulp segment generated EBITDA of $21 million on sales of $311 million for the quarter ended December 2007 compared to EBITDA of $51 million on sales of $369 million in the September 2007 quarter. Lower effective Canadian $ selling prices combined with lower shipments generated the $58 million decline in sales. Effective this quarter, the proportionate (50%) results of the AV Cell specialty pulp mill are no longer included in the Pulp segment results. In the prior quarter, the Company’s results included 16,600 tonnes of shipments and $15 million of sales from this facility. US $ reference prices increased for all grades of pulp . The increases in US $ reference prices were not enough to offset the negative impact of currency as the Canadian $ averaged US $1.018, a 6% increase from US $0.957 in the prior quarter. The net price effect was a decrease of $7 per tonne, decreasing EBITDA by $3 million. Mill costs increased by $21 million, due primarily to increased downtime. In the December 2007 quarter, the Company incurred 26,900 tonnes of maintenance downtime, including 8,300 tonnes related to equipment failures at the Tarascon paper pulp mill and the Temiscaming specialty pulp mill. This compares to only 1,300 tonnes of planned maintenance downtime in the prior quarter. Higher energy costs, particularly in our European operations, increased cost by a further $5 million. Inventories were at 24 days of supply at the end of December, up from only 19 days at the end of September. These are relatively low levels indicative of the strength of the current pulp market.

The Pulp segment generated operating earnings of $7 million compared to operating earnings of $32 million in the prior quarter. The previously noted decline in EBITDA was mitigated by a $4 million gain caused by the reduction of its participation in the equity of AV Cell Inc. from 50% to 25%.

PULP

December 2007 Quarter vs. December 2006 Quarter

The Pulp segment generated EBITDA of $21 million on sales of $311 million for the quarter ended December 2007, compared to EBITDA of $22 million on sales of $327 million in the December 2006 quarter. The $16 million decrease in sales was due to lower shipments of specialty pulp and lower effective prices for paper pulps. Effective this quarter, the proportionate (50%) results of the AV Cell specialty pulp mill are no longer included in the Pulp segment results. In the prior year quarter, the Company’s results included 13,500 tonnes of shipments and $12 million in sales fro m the facility. Pricing benefited from significantly higher US $ reference prices for all grades of pulp. The improvement in prices was more than offset by currency as the Canadian $ averaged 16% higher versus the US $. The net price effect was a decrease of $14 per tonne, decreasing EBITDA by $6 million. Mill level operating costs were relatively unchanged from a year ago. Both quarters were negatively impacted by extensive downtime, with 26,900 tonnes taken in the December 2007 quarter compared to 21,400 tonnes in the year ago quarter. The reported manufacturing costs of the three French pulp mills declined by $4 million as the Euro averaged 3% lower versus the Canadian $.

The Pulp segment generated operating earnings of $7 million compared to an operating loss of $27 million in the comparable quarter of the prior year. The improvement was caused by several non-recurring items. In the prior year quarter, the Company announced the permanent closure of the Smooth Rock Falls pulp mill. A charge of $29 million relating to severance and related items was recorded. During the most recent quarter, the Company recorded a gain of $4 million relating to the reduction of its participation in the equity of AV Cell Inc. from 50% to 25%.

PAPER

	Quarterly Results

	Fiscal 2007				Fiscal 2008
	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07	Mar 08	Jun 08	Sep 08
Financial ($ millions)
Sales	132	133	128	116	99	-	-	-
EBITDA	9	7	(1)	(10)	(12)	-	-	-
Depreciation & amortization	9	9	9	8	9	-	-	-
Unusual items	-	-	(3)	-	-	-	-	-
Operating earnings (loss)	-	(2)	(7)	(18)	(21)	-	-	-
Shipments
Newsprint (000’s tonnes)	117	115	118	124	109	-	-	-
Bleached Board (000’s tonnes)	42	44	47	42	35	-	-	-
Total	159	159	165	166	144	-	-	-

Reference Prices
Newsprint - 48.8 gram East Coast
(US$ per tonne)	654	614	591	566	569	-	-	-
15 pt. Coated Bleached Board
(US $ per short ton)	830	843	850	870	880	-	-	-

December 2007 Quarter vs. September 2007 Quarter

The Paper segment generated negative EBITDA of $12 million on sales of $99 million. This compares to negative EBITDA of $10 million on sales of $116 million in the prior quarter. The sales decrease of $17 million was due to lower effective prices and shipments . Newsprints shipments declined by 15,000 tonnes as the Company indefinitely idled one of the three paper machines at the Kapuskasing newsprint mill. The US $ reference price for newsprint increased by US $3 per tonne while the reference price for coated bleached board increased by US $10 per short ton. Currency negatively impacted sales as the Canadian $ averaged US $1.018, a 6% increase from US $0.957 in the prior quarter. The net price effect was a decrease of $28 per tonne, decreasing EBITDA by $4 million. Manufacturing costs remained relatively unchanged from those of the prior quarter. The Company incurred 17,400 tonnes of market related downtime and 3,700 tonnes of maintenance downtime in the December 2007 quarter compared to 3,500 tonnes of market related downtime in the prior quarter.

The Paper segment generated an operating loss of $21 million, as compared to an operating loss of $18 million in the prior quarter. The previously noted decrease in EBITDA accounted for the majority of the decline. In June 2007, the Company announced that the paper mill located in St. Francisville, Louisiana, would be indefinitely idled as of the end of July. The Company has not identified a feasible restructuring plan to resume operations at the facility. The assets, liabilities and financial results of the St. Francisville operation have been reclassified as discontinued operations.

PAPER

December 2007 Quarter vs. December 2006 Quarter

The Paper segment generated negative EBITDA of $12 million on sales of $99 million. This compares to EBITDA of $9 million on sales of $132 million in the same quarter a year ago. The $33 million decrease in sales results from a combination of lower prices and lower shipments. Newsprint shipments declined by 8,000 tonnes, primarily due to the indefinite idling of one of the three paper machines at the Kapuskasing newsprint mill. US $ reference prices for newsprint declined by US $85 per tonne. The US $ reference price for coated bleached board increased by US $50 per short ton. Currency contributed to lower prices as the Canadian $ averaged 16% higher versus the US $. The net price effect was a reduction in EBITDA of $22 million or $153 per tonne. Manufacturing costs were unchanged from those of the year ago period. The Company incurred 17,400 tonnes of market related downtime and 3,700 tonnes of maintenance downtime in the December 2007 quarter compared to 4,600 of maintenance downtime in the year ago quarter.

The Paper segment generated an operating loss of $21 million compared to breakeven results a year ago. The previously noted decline in EBITDA accounted for the increase in operating loss.

FINANCIAL POSITION

Cash flow from operations before working capital changes in the first three months of fiscal 2008 was a negative $52 million, a $302 million decline from the same quarter of fiscal 2007. The prior year quarter had benefited from a $268 million refund of lumber deposits and related interest as well as $30 million of better EBITDA performance. For the quarter ended December 2007, non-cash working capital items used $11 million as compared to $44 million in the prior year period. After allowing for net fixed asset additions of $13 million, free cash flow for the December 2007 quarter was negative $65 million versus a positive amount of $238 million a year ago.

In response to relatively low EBITDA brought on by challenging market conditions, the stronger Canadian $ and export taxes on lumber shipped to the US, the Company has continued to limit capital expenditures. During the December 2007 quarter, net fixed asset additions totalled $13 million compared to $12 million in the prior year period. The amount spent is equal to 32% of fixed asset depreciation and 2.4% of sales.

At the end of December 2007, the Company had cash of $18 million plus unused operating lines of $106 million. At September 2007, the date of the last audited financial statements, the Company had cash of $11 million and unused operating lines of $203 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	September	December
	2007	2007
Canadian operations	135	41
US / French operations	56	51
Proportionate share of joint ventures	12	14
	203	106

At the beginning of fiscal 2007, the Company had in place a committed revolving working capital facility of $150 million maturing in March 2009, secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to December 2009. The amended revolving working capital facility effectively replaced the revolving $150 million and the non-revolving $136 million facilities. As of the end of the December 2007 quarter, the amount available on the $250 million facility (borrowing base) was $197 million, of which $41 million was unused.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The financial statements assume the realization of assets and settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, then adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

The Company has been exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration included non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives was undertaken by Tembec’s management and was overseen by the Special Committee for Strategic Purposes and the Board of Directors. On December 19th, the Company announced a proposed recapitalization transaction that would significantly reduce its level of indebtedness by converting US $1.2 billion of existing unsecured senior notes into common shares of the Company. Additional details are included in the interim financial statements and the management proxy circular issued on January 25, 2008. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 29, 2007, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

FINANCIAL PERFORMANCE & OTHER DATA

Overall, the December quarterly operating results were below the Company’s expectations. While the Company had anticipated a stronger Canadian $ versus the US $, it did peak at unexpectedly high levels. As well, the Company experienced higher than expected maintenance costs in the Pulp segment. Looking ahead, pulp markets are expected to remain strong and price increases have already been announced for the March quarter. Newsprint prices increased in the latter part of the December quarter and additional increases are anticipated during the March quarter. Lumber will continue to be challenging as producers will need to adapt to relatively weak demand fundamentals. As for the Company, it will continue to focus on controllable items such as costs and operating efficiency, the key elements of its recovery plan. Management will also be expending considerable efforts to work with its advisors to complete and implement the proposed recapitalization plan.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are exc luded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.